INTERNATIONAL THUNDERBIRD GAMING CORPORATION

FOR IMMEDIATE RELEASE                                                                                                                                                   August 25, 2003
Contact: Investor Relations
                Albert W. Atallah
                Phone: (858) 668-1808 ext. 206
                e-mail: info@thunderbirdgaming.com

Message to our Shareholders on 2003 Second Quarter Results

International Thunderbird Gaming Corporation (CNQ - ITGC) announces its financial results for the second quarter ended June 30, 2003. All figures are in US dollars.

Revenues from continuing operations for the second quarter of 2003 were $5.2 million, an increase of 16 % over 2002 revenues from continuing operations of $4.5 million for the same period. Net income for the period was $684 thousand compared to a loss of $121 thousand in 2002 for the same period. The income for the current period stems from ongoing continuing operations but also benefited from the settlement with one of the California gaming recoverables. The Company has now settled all of its California gaming receivables. The earnings per share were $0.03 cents in Q2 2003 compared to a loss of $0.01 per share for the same period in 2002. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.5 million compared to $770 thousand for the same period in 2002. The Company's working capital deficiency continues to improve, as the working capital deficiency went from $2.6 million at December 31, 2002 to $1.6 million at June 30, 2003.

In Panama, 2003 revenues for casinos with comparable 2002 results posted a 10% increase for the quarter compared to the same period last year. The Chitre and Decameron casinos collectively accounted for an additional 9% growth in revenues for the quarter in 2003. These casinos did not exist in the second quarter of 2002.

In Guatemala, the Company is reflecting its first full quarter under the terms of the new agreement with ILAC. The resulting impact helped make for a 27% increase in gross profit for the 2003 second quarter over the same period in 2002. The operations posted an 8% growth in revenues for the second quarter 2003 compared to the same period in 2002. The Company completed its expansion of the Salon at the Camino Real Hotel, which included the opening in July of a "bar-restaurant." Twenty-five additional video lottery machines will be placed in operation during the third quarter of 2003.

In Nicaragua, the Company enjoyed its first full quarter under the merged operation with the Pharaoh's Casino. Revenues of $1.8 million for the quarter exceeded expectations. The Company uses the equity method of accounting to record its investment in Nicaragua. However, pending final approval by certain local authorities in Nicaragua of the merged financial statements, the Company has elected to defer to the 2003 third quarter the recording of the results for the second quarter. The third quarter will reflect the Company's share of Nicaragua's year to date results.

12155 Dearborn Place, Poway, California, USA  92064
Phone: (858) 668-1808  Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com  website: www.thunderbirdgaming.com

In Venezuela, the local government has held the foreign exchange rate to 1600 Bolivars to 1 US dollar, since February 2003. As a result, in the 2003 second quarter, Fiesta Casino Guayana has not continued to record substantial foreign exchange losses from the devaluation of the local currency. Revenues, in the local currency, for the quarter grew 61% over the comparable period in 2002. However, when converted to US dollars, the difference is a 3% decrease in 2003 over 2002. The entity posted a $149 thousand gain for the quarter before application of foreign exchange losses, which made for a net loss for the quarter. The Company has not recognized an equity loss due to the "write-down" of its investment in Q4 of 2002. The Casino revenue continues to sustain the operation and contribute cash flow to complete construction of a convention facility. Management believes Venezuela will be an important contributor in the future.

In Mexico, the Company submitted a lengthy brief and well over 15,000 pages of documents and declarations in support of its claim. The Mexico Government has until December 15, 2003 to file its reply. The scheduled trial for the week of April 26, 2004 remains on track. The trial will be held in Washington DC in front of an internationally recognized panel, approved for adjudicating NAFTA claims.

Jack R. Mitchell, President and CEO completed the acquisition of 916,000 shares in a private transaction from an institution in Panama. The shares were acquired for USD$0.30 and brings Mr. Mitchell's share ownership in the Company to 1,739,559.

The Company is advancing on development plans to initiate operations in Costa Rica in the fourth quarter. Recent legislation has improved the regulatory environment. The Company is investigating new financing to fund its development activities. Current discussions involve debt financing without dilution of shareholders' interests.

The Company has opened a "development office" in Chile. In connection therewith, the Company formed a subsidiary to pursue opportunities. Independent investors have committed to fund $650,000 of a $1.3 million development budget. The Company and its affiliates through a combination of cash and services will fund the remainder. Chile currently has seven casinos generating an estimated combined $85 million in revenues annually, and serving a population of 1.8 million. There is pending legislation that authorizes the establishment of additional licenses in the country, which will serve significant new markets. Chile is the most politically and economically stable country in Latin America. It is expected to adopt a free trade agreement with the United States before year-end. Management is excited about the opportunity to participate in this market.

The Company is pleased with the progress of trading on Canada's newest equity market, the Canadian Trading and Quotation System, Inc. (CNQ). Although volume in trading remains light, the CNQ continues to increase its dealers' network so as to ensure that shareholders have a forum to trade shares with minimum disruption.

12155 Dearborn Place, Poway, California, USA  92064
Phone: (858) 668-1808  Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com  website: www.thunderbirdgaming.com

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

12155 Dearborn Place, Poway, California, USA  92064
Phone: (858) 668-1808  Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com  website: www.thunderbirdgaming.com